SCHEDULE A
to the Investment Advisory Agreement

(as amended on September 20, 2012 to add Logan Capital Long/Short Fund)

Series or Fund of Advisors Series Trust	Annual Fee Rate as a Percentage of Average Daily Net Assets
Logan Capital International Fund	0.70%
Logan Capital Large Cap Core Fund	0.70%
Logan Capital Large Cap Growth Fund	0.65%
Logan Capital Small Cap Growth Fund	0.80%
Logan Capital Long/Short Fund	1.40%

ADVISORS SERIES TRUST	LOGAN CAPITAL MANAGEMENT, INC.
on behalf of the Funds listed on Schedule A

By: /s/Douglas G. Hess	By: /s/Al Besse
Name: Douglas G. Hess	Name: Al Besse
Title: President	Title: President

A-1